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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        LAZARE KAPLAN INTERNATIONAL INC.
                                (Name of issuer)


                    Common Stock, $1.00 Par Value Per Share
                         (Title of class of securities)


                                  521078-10-5
                                 (CUSIP number)


                    Warshaw Burstein Cohen Schlesinger & Kuh
           555 Fifth Avenue, New York, New York 10017 (212) 984-7700
                     Attn: Frederick R. Cummings, Jr., Esq.
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                August 28, 1995
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)


                               Page 1 of 5 pages




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CUSIP No. 521078-10-5                                          Page 2 of 5 pages


- --------------------------------------------------------------------------------
1.   Name of Reporting Person :  Adrienne Arsht
     S.S. or I.R.S. Identification No. of Above Person

     ###-##-####

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a) [ ]
                                                                       (b) [ ]

- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                 N/A


- --------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                            [ ]

- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         United States

- --------------------------------------------------------------------------------
                       7.  Sole Voting Power                      -0-
  Number of Shares     ---------------------------------------------------------
    Beneficially       8.  Shared Voting Power                    -0-
                           Myer Feldman, husband of the reporting person, owns
                           334,954 shares, over which he has sole voting power.
  Owned by Each        ---------------------------------------------------------
    Reporting          9.  Sole Dispositive Power                 -0-
   Person With         ---------------------------------------------------------
                       10. Shared Dispositive Power               -0-
                           Myer Feldman, husband of the reporting person, owns
                           334,954 shares, over which he has sole dispositive power.

- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                              -0-
     Myer Feldman, husband of the reporting person, owns 334,954 shares beneficially.

- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                             [ ]
     Beneficial  ownership  in the  334,954  shares  owned  by Myer
     Feldman, husband of the reporting person, is disclaimed.

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     None

- --------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                     IN



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CUSIP No. 521078-10-5                                          Page 3 of 5 pages




         Item 1.  Security and Issuer:

                  Common Stock, par value $1.00 per share ('Common Stock') Lazare Kaplan International Inc.
                  529 Fifth Avenue
                  New York, New York  10017


         Item 2.  Identity and Background

                  (a) Adrienne Arsht

                  (b) Business Address:

                      Suite 700
                      1250 Connecticut Avenue, N.W.
                      Washington, D.C. 20036

                  (c) Present principal occupation:

                      Chairman of the Board
                      Totalbank Corporation of Florida
                      2720 Coral Way
                      Miami, Florida  33145

                  (d) The reporting  person has not been convicted in a criminal
                      proceeding   (excluding   traffic  violations  or  similar
                      misdemeanors) during the last five years.

                  (e) During the last five years,  the reporting  person has not been a party to a judicial or administrative civil proceeding, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of such proceedings.

                  (f) U.S. Citizenship

         Item 3.  Source and Amount of Funds or Other Consideration:

                  Not applicable.



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CUSIP No. 521078-10-5                                          Page 4 of 5 pages



         Item 4.  Purpose of Transaction

                  Not applicable.

                  The reporting person has no plans to cause or effect a material change in the issuer's business or corporate structure by merger, sale of assets, or other form of reorganization or to take any action to prevent the acquisition of control by another person through a change in corporate instruments or membership of the Board of Directors or through any other means. Nor does the reporting person have an intention to alter the capitalization or dividend policies of Common Stock, or to effect any other transaction comparable in nature to the above. Any future acquisition of Common Stock is intended to be solely for investment purposes.

         Item 5.  Interest in Securities of the Issuer:

                  (a) None. On August 28, 1995, the reporting person made a
                      gift of 334,954 shares of the Common Stock to the reporting person's husband, Myer Feldman. The reporting person disclaims any beneficial ownership of such shares.

                  (b) The reporting person has no power (sole or shared) to vote or dispose of any of such shares.

                  (c) See paragraph (a).

                  (d) Not applicable.

                  (e) On August 28, 1995, the reporting person ceased to be the beneficial owner of more than five percent of the Common Stock.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The reporting person has no contract, relationship, arrangement or understanding with any other person with respect to the voting or disposition of Common Stock; or any such arrangement regarding options, puts, calls, or the division or guarantee of profits in connection therewith; or with respect to any other transaction or event covered by this item.




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CUSIP No. 521078-10-5                                          Page 5 of 5 pages


         Item 7.  Material to be Filed as Exhibits

                  Not applicable.


                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           August 31, 1995
                                           -------------------------
                                           (Date)


                                           Adrienne Arsht
                                           -------------------------
                                           (Signature)



                                           Adrienne Arsht
                                           -------------------------
                                           (Name/Title)